 Exhibit 99.1

Bit Origin Ltd Announces Production and Operation Update for May 2023

New York, June 8, 2023 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today provided its production and operation update for May 2023.

•	Operation Update

As of May 31, 2023, the total mining hash rate stands at 403 PH/s with 4,250 miners installed in the Indiana facility, representing all miners the Company has purchased.

•	Bitcoin Production and Revenue

The Company mined 29.9 Bitcoins and achieved a revenue of US$824,645 in May 2023.

Bitcoin Production and Revenue
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
30.0
26.4
30.0
27.0
29.9
606,799
614,653
753,750
778,640
824,645
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Mining revenue (USD)
# of Bitcoins mined

•	Mining Sites Development

As of May 31, 2023, the Company has one hosting mining site in operation and one mining site under development. The Company ceased its operation in the mining facility in Georgia from December 31, 2022.

Site One – Marion, IN, 5.3 Megawatts (“MW”)

On June 8 and July 11, 2022, the Company announced that it entered into two hosting service agreements to increase mining capacity by 3 MW and 2.3 MW, respectively. Based on mutual understanding and arrangements, the Company further expanded its capacity in the Indiana mining facility, and as of May 31, 2023, 4,250 miners at this site have been deployed.

Site Two – Cheyenne, WY, 45MW

On June 15, 2022, the Company announced that it entered into a set of definitive agreements with a private cryptocurrency mining investment fund (the "Fund"). The Fund is investing in a mining site (the “Project”) in Wyoming, U.S. with a capacity of up to 75 MW.

Phase I of the Project of a capacity of up to 45MW for the mining facility in Wyoming was energized in March 2023. The Phase II of 25MW is undergoing engineering design processing and the construction is expected to commence in end of June 2023.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

To keep updated on Bit Origin’s news releases and SEC filings, please subscribe to email alerts at https://bitorigin.io/contact